FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	October	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated October 7, 2004 (“SRA and Research In Motion Form Alliance To Offer BlackBerry Wireless Solutions to U.S. Federal Government Clients")	Page No 3

Document 1

NYSE: SRX
Contact: Laura Luke
SRA International, Inc.
(703) 803-1856
Laura_Luke@sra.com

Courtney Flaherty
Brodeur Worldwide for RIM
212-771-3639
cflaherty@brodeur.com

RIM Investor Relations
519-888-7465
investor_relations@rim.com

SRA and Research In Motion Form Alliance

To Offer BlackBerry Wireless Solutions to

U.S. Federal Government Clients

        Fairfax, Virginia and Waterloo, Ontario, October 7, 2004 — SRA International, Inc. (NYSE: SRX), a leading provider of information technology services and solutions to U.S. federal government organizations, today announced an alliance with Research In Motion (RIM) (NASDAQ: RIMM, TSX: RIM) to provide implementation services for the BlackBerry® wireless platform to government clients. BlackBerry enables wireless access to time-sensitive information such as e-mail, back-end data applications, and voice-based communications.

        SRA and RIM are working together to deliver comprehensive BlackBerry solutions for clients across the federal government. SRA provides a broad range of services including wireless consulting, security planning, implementation, application development, and integration services.

        For example, SRA and RIM have implemented over 4,000 BlackBerry Wireless Handhelds™ at the National Institutes of Health, the world’s leading medical research center. SRA services included integration planning and system implementation for BlackBerry and the company currently provides administrator and end-user training. The implementation of BlackBerry has enabled medical personnel and researchers to quickly receive and respond to time-sensitive messages and alerts.

        “SRA has been a great partner working with the National Institutes of Health to develop and implement the BlackBerry wireless solution,” said Alan S. Graeff, Chief Information Officer at the National Institutes of Health.

        Michael Fox, SRA Senior Vice President of Marketing and Sales said, “This relationship combines the advantages of our core strengths in providing systems integration services to the federal government with RIM’s proven expertise in wireless technology. Through this alliance, we will help our clients get maximum value from the implementation of wireless solutions.”

        “We are pleased to work with SRA to help keep government personnel connected in mobile environments,” said David Werezak, Vice President, Enterprise Business Unit at Research In Motion. “SRA’s consulting, integration, implementation and development services can benefit government clients that want to leverage the extensibility of the BlackBerry wireless platform with tailored solutions that go beyond wireless email.”

About Research In Motion (RIM)

        Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About SRA International, Inc.

        SRA is a leading provider of information technology services and solutions to clients in national security, civil government, and health care and public health. SRA services include strategic consulting; systems design, development, and integration; and outsourcing and operations management. The Company also delivers business solutions for text and data mining, contingency and disaster response planning, information assurance, environmental strategies and technology, enterprise architecture, network operations and management, enterprise systems management, and wireless integration.

        FORTUNE® magazine has chosen SRA as one of the “100 Best Companies to Work For” for five consecutive years. The Company’s 3,500 employees serve clients from its headquarters in Fairfax, Virginia, and offices across the country. For additional information on SRA, please visit www.sra.com.

Any statements in this press release about future expectations, plans, and prospects for SRA, including statements containing the words “estimates,” “believes,” “anticipates,” “plans,” “expects,” “will,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: our dependence on our contracts with federal government agencies, particularly within the U.S. Department of Defense, for substantially all of our revenue, our dependence on our GSA schedule contracts and our position as a prime contractor on government-wide acquisition contracts to grow our business, and other factors discussed in our Annual Report on Form 10-K for the fiscal year ended June 30, 2003 filed with the Securities and Exchange Commission (SEC) on September 29, 2003 and our latest quarterly report on Form 10-Q filed with the SEC on May 6, 2004. In addition, the forward-looking statements included in this press release represent our views as of October 7, 2004. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to October 7, 2004.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

_________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	October 7, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller